FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2009

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The GAAP financial statements included in the press release that is attached hereto on Form 6-K are hereby incorporated by reference into all effective Registration Statements and into the Registration Statement on Form F-3 (no. 333-152020) as amended, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

B.O.S. Better Online Solutions Announces Financial Results for the First Quarter of 2009

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Eyal Cohen —————————————— Eyal Cohen CFO

Dated: May 18, 2009

B.O.S. Better Online Solutions Announces Financial Results for the First Quarter 2009

RISHON LEZION, Israel, May 18, 2009 (GLOBE NEWSWIRE) – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NasdaqGM:BOSC) a leading provider of comprehensive RFID, Mobile and Supply Chain Solutions, with operations in Israel and the U.S., today reported its results for the first quarter ended March 31, 2009.

Financial highlights for the first quarter ended March 31, 2009 (NON-GAAP):

—	Revenue for the first quarter of 2009 amounted to $9.0 million compared to $12.1 million in the comparable quarter in 2008.

—	International sales in the first quarter of 2009 accounted for 84% of revenues and North and South America sales accounted for 16% of revenues.

—	Gross profit as a percentage of revenues improved to 25% in the first quarter of 2009 compared to 22% in the comparable quarter in 2008.

—	Operating loss for the first quarter of 2009 amounted to $198,000 compared to operating income of $179,000 in the comparable quarter in 2008.

—	EBITDA for the first quarter of 2009 amounted to ($150,000) compared to $223,000 in the comparable quarter in 2008.

—	Net loss for the first quarter of 2009 amounted to $433,000 compared to a net income of $147,000 in the comparable quarter in 2008.

Review of results on a GAAP basis:

Revenues for the first quarter of 2009 amounted to $9.0 million compared to $12.1 million in the comparable quarter in 2008.

Gross profit as a percentage of revenues improved to 25% in the first quarter of 2009 compared to 22% in the comparable quarter in 2008.

Operating loss for the first quarter of 2009 amounted to $337,000 as compared to an operating loss of $92,000 in the comparable quarter in 2008 as the improvement in the gross profit percentage and a decrease in expenses was offset by the decrease in revenues.

Other expenses for the first quarter of 2009 of $167,000, consisted primarily of a further impairment in our investment in New World Brands Inc. (OTC BB: NWBD.OB) in which we hold less than 20%.

Net loss for the first quarter of 2009 amounted to $746,000 compared to net loss of $89,000 in the comparable quarter in 2008.

As of March 31, 2009, cash and cash equivalents were $1.1 million, short term bank loans amounted to $11.0 million and long term bank loans were $2.9 million.

“Our first quarter performance was adversely affected by the global economic slowdown despite improvements in our operating efficiency through the implementation of a cost reduction program”, said Shalom Daskal, Chief Executive Officer of BOS. “Based on our market leadership and product portfolio, we are well positioned to support customers across diverse vertical markets and we are focused on seeking opportunities to increase revenues and improve our operating results”.

Edouard Cukierman, Chairman, added: “Despite the challenging financial and market conditions we continue to see that BOS’ RFID, Mobile and Supply Chain Solutions enable our customers to increase efficiency and reduce the costs, which is highly important in difficult economic times”.

About BOS

B.O.S. Better Online Solutions Ltd. (NasdaqGM) is a leading provider of RFID, Mobile and Supply Chain solutions to global enterprises. BOS’ proprietary BOSERVER, BOSaNova, RFID, Mobile and supply chain offerings are being used to improve the efficiency of enterprise logistics and organizational monitoring and control systems of over 2000 customers worldwide. With BOS solutions, companies are enhancing the automation of various aspects of their supply chain, improving asset tracking, and managing real-time business data, all crucial to improving margins in today’s competitive marketplace.

For more information, please visit: http://www.boscorporate.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations and general worldwide economic conditions; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended March 31,		Year ended December 31,
	2009	2008	2008
	(Unaudited)		(Audited)

Revenues	$9,044	$12,151	$50,849
Cost of revenues	6,775	9,472	40,850

Gross profit	2,269	2,679	9,999

Operating costs and expenses:
Research and development	208	271	844
Sales and marketing	2,016	2,067	9,712
General and administrative	382	433	2,029
Impairment of goodwill	-	-	1,873

Total operating costs and expenses	2,606	2,771	14,458

Operating loss	(337)	(92)	(4,459)
Financial expenses, net	(90)	(214)	(636)
Other expenses, net	(167)	-	(1,448)

Loss before taxes on income	(594)	(306)	(6,543)
Taxes on income (tax benefit)	(152)	217	(403)

Loss from continuing operations	$(746)	$(89)	$(6,140)
Loss related to discontinued operations	-	-	(260)

Net loss	$(746)	$(89)	$(6,400)

Basic net loss per share	$(0.06)	$(0.01)	$(0.51)

Diluted net loss per share from discontinued operations	$-	$-	$(0.02)

Diluted net loss per share	$(0.06)	$(0.01)	$(0.53)

Weighted average number of shares used in computing
basic net earnings per share	12,379,656	8,816,570	11,979,216

Weighted average number of shares used in computing
diluted net earnings per share	12,379,656	8,816,570	11,979,216

CONDENSED CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,135	$1,637
Trade receivables, net	11,583	13,314
Other accounts receivable and prepaid expenses	1,483	1,155
Inventories	10,785	10,346

Total current assets	24,986	26,452

LONG-TERM ASSETS:
Severance pay fund	605	652
Investment in other companies	689	882
Deferred tax	271	452

Total long-term assets	1,565	1,986

PROPERTY, PLANT AND EQUIPMENT, NET	1,027	1,128
OTHER INTANGIBLE ASSETS, NET	2,238	2,418
GOODWILL	4,979	5,361

Total assets	$34,795	$37,345

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$10,950	$10,299
Trade payables	5,655	6,458
Employees and payroll accruals	665	843
Deferred revenues	431	826
Accrued expenses and other liabilities	1,761	3,111

Total Current Liabilities	19,462	21,537

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	2,947	2,256
Deferred taxes	480	541
Accrued severance pay	791	929
Other long-term liabilities	814	838

Total long-term liabilities	5,032	4,564

SHAREHOLDERS' EQUITY	10,301	11,244

Total liabilities and shareholder's equity	$34,795	$37,345

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended March 31,
	2009
	GAAP (as reported)	Adjustments		Non-GAAP
	(Unaudited)

Revenues	$9,044	$-		$9,044
Gross profit	2,269	(10	)a	2,259

Operating costs and expenses:
Research and development	208	-		208

Sales and marketing	2,016	(36)a, (100	)b	1,880

General and administrative	382	(13	)b	369

Total operating costs and expenses	2,606	(149)		2,457

Operating income (loss)	(337)	139		(198)

Financial expenses, net	(90)	-		(90)

Other expenses, net	(167)	167	c	-

Income (loss) before taxes on income	(594)	306		(288)

Taxes on income	(152)	7	a	(145)

Net income (loss)	$(746)	$313		$(433)

Basic net income (loss) per share	$(0.06)			$(0.03)

Diluted net income (loss) per share	$(0.06)			$(0.03)

Weighted average number of shares used in computing
basic net income per share	12,379,656			12,379,656

Weighted average number of shares used in computing
diluted net income per share	12,379,656			12,379,656

Notes to the reconciliation:
a – Amortization of intangible assets and its related tax benefit.
b – Stock based compensation.
c – Impairment related to investment in Companies.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended March 31, 2008
	GAAP basis	Adjustments		Non GAAP
	(Unaudited)

Revenues :	$12,151	-		$12,151

Gross profit	2,679	40	a	2,719

Operating costs and expenses:
Research and development	271	-		271

Sales and marketing	2,067	(74)a, (48	)b	1,945

General and administrative	433	(109	)b	324

Total operating costs and expenses	2,771	(231)		2,540

Operating income (loss)	(92)	271		179
Financial expenses, net	(214)	-		(214)
Other income, net	-			-

Income (loss) before taxes on income	(306)	271		(35)
Taxes benefit	217	(35	)a	182

Net income (loss) from continuing
operations	$(89)	$236		$147

Notes to the reconciliation:
a – Amortization of intangible assets and its related tax benefit.
b – Stock based compensation.

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
CONDENSED EBITDA FROM CONTINUING OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Three months ended March 31,
	2009	2008
	(Unaudited)

Net loss Non-GAAP from continuing
operations	$(433)	$147

Non GAAP adjustment:
Financial expenses, net	90	214
Depreciation	48	44
Tax on income	145	(182)

EBITDA	$(150)	$223

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO,
+972-3-954-1000
eyalc@boscom.com